

Mail Stop 3561

May 13, 2008

Mr. Rodney Carter
Chief Financial Officer
Zale Corporation
901 West Walnut Hill Lane
Irving, Texas 75038

> **Re:** **Zale Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 1, 2008**
> **File No. 001-04129**

Dear Mr. Carter:

We have reviewed your response letter dated May 9, 2008 and have the following comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 4.01 8-K Filed May 1, 2008

1.   We read your response to comment two in our letter dated May 2, 2008. It is not clear from your response whether or not the material weakness is a reportable event and, therefore, whether the disclosure you plan to provide in the amendment is required by paragraph (a)(1)(iv) of Item 304 of Regulation S-K. Please clarify your response. Also, if you concluded that the material weakness is not a reportable event, please explain in detail how you reached that conclusion.

Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant